Exhibit 1

Media Release

13 May 2008

St.George and Westpac agree key merger terms

•                  Would create Australia’s leading financial services company for customers, shareholders and employees

•                  All Westpac and St.George brands, including BankSA, Asgard and branch/ATM networks would be retained

•                  All share merger to be implemented by way of a St.George scheme of arrangement

•                  St.George shareholders to receive a premium of 28.5% based on the closing prices of shares in both companies on 9 May 2008 (1) (2) and 24.1% based on the 1 month VWAP of  shares in both companies (3)

•                  St.George Board to recommend the merger to shareholders, subject to an independent expert confirming the transaction is in the best interests of St.George shareholders and no superior proposal being made

•                  AA credit-rated financial institution, with strong capital and broad based funding

•                  Generates value by creating a significantly stronger platform for growth in Australia and New Zealand

St.George Bank Limited (St.George) and Westpac Banking Corporation (Westpac) today announced a proposed merger of the two companies to create Australia’s leading financial services company.

St.George and Westpac are both successful businesses, with iconic brands and complementary cultures.

Under the proposed merger, St.George’s operating model would be preserved. This approach, combined with attractive merger terms, is expected to maximise value for customers, shareholders and employees over both the short and longer term.

Together, Westpac and St.George would have a strong AA credit-rating, a larger balance sheet and greater access to funding.  This would position the combined business to withstand challenging funding markets and take advantage of opportunities created by the dislocation in capital markets.

The two organisations signed an agreement today which provides for a two week exclusivity period, during which the parties will:

•                  undertake reciprocal due diligence;

(1) Based on the closing price of Westpac ordinary shares as at 9 May 2008, adjusted to remove the value of Westpac’s 2008 interim dividend of $0.70 per ordinary share (which Westpac shareholders separately retain)

(2) Excluding the value of St.George’s 2008 interim dividend of $0.88 per ordinary share (which St.George shareholders separately retain)

(3) Based on the VWAP of both Westpac and St.George ordinary shares over the one month period to 9 May 2008, adjusted to remove the value of their respective interim dividends (which shareholders separately retain)

•                  negotiate the detailed terms of a Merger Implementation Agreement which will reflect the key commercial terms which have been agreed

Details of the exclusivity arrangements, which are subject to normal fiduciary exceptions are set out in the attachment.

Merger terms

The St.George Board has indicated that it will recommend to its shareholders that they accept  1.31 Westpac shares for each St.George share held on the record date subject to no superior proposal emerging and the independent expert’s opinion that the merger is in the best interest of St.George shareholders. St.George shareholders will be entitled to receive the St.George interim dividend of $0.88 per share payable on 2 July 2008 but will not receive the Westpac interim dividend of $0.70 per share payable on 2 July 2008, which Westpac shareholders will receive. St.George shareholders will also receive a final dividend.

The proposed merger values St.George ordinary shares at $18.6 billion or $33.10 per share based on the last closing price of the ordinary shares of Westpac and St.George.  Excluding the value of Westpac and St.George’s recently announced interim dividends, this represents:

•                  a premium of 28.5% to the closing price of St.George shares on 9 May 2008 (4) (5);

•                  a premium of 24.1% to the 1 month VWAP of St.George shares (6) based on the 1 month VWAP of Westpac shares; and

•                  a premium of 23.7%, to the 3 month VWAP of St.George shares (6) based on the 3 month VWAP of Westpac shares.

St.George shareholders will own 28.1% of the combined entity and will share in the expected benefits of combining the two organisations. Three St.George Directors will join the Westpac Board, including the St.George Chairman, John Curtis, who will become the Deputy Chairman of the merged group.

The merger is expected to be cash earnings per share accretive for St.George shareholders from the first full year of the merger. The merger is expected to be cash earnings per share accretive for Westpac shareholders within three years of the merger.

Full CGT rollover relief is expected to be available for St.George shareholders in respect of the Westpac shares they would receive under the proposal.

The merger will be subject to various conditions including regulatory approvals (including the Federal Treasurer, APRA and ACCC), approval by St.George shareholders to change St.George’s constitution to allow Westpac to acquire more than 10% of St.George’s shares and to implement the merger, and other customary terms such as no material adverse change in either bank.

Rationale for the merger

The proposed combination of Westpac and St.George is a compelling proposition for stakeholders:

(4)       Based on the last closing price of Westpac ordinary shares as at 9 May 2008, adjusted to remove the value of Westpac’s 2008 interim dividend of $0.70 per ordinary share (which Westpac shareholders separately retain)

(5)       Excluding the value of St.George’s 2008 interim dividend of $0.88 per ordinary share (which St.George shareholders separately retain)

(6)       Based on trading data for both the Westpac and St.George shares for the specified periods up to and including the last trade on 9 May 2008. Prices are adjusted to remove the aforementioned interim dividends.  Source: IRESS.

•                  All Westpac and St.George brands, including BankSA, Asgard and branch/ATM networks would be retained. The intention is that there will be no net reduction in branch or ATM numbers. A corporate presence will also be retained in Kogarah. The focus will be on investing more in front-line services.

•                  The combined 10 million customers would benefit from an enhanced offering in terms of product range, expanded distribution and financial strength, and preserving their relationships with existing employees, products, customer touch points and branding.

•                  Shareholders would own the premier AA rated financial institution in Australia, with leading market positions across key lines of business, and share in the benefits of substantial revenue synergies going forward.

The combined business would be a market leader in Australia. Specifically, it would be:

•                  Australia’s leading provider of home lending, with a market share of 25%

•                  Australia’s largest wealth platform provider with funds under administration of $108 billion

•                  Australia’s largest bank by market capitalisation at approximately $66 billion on a pro forma basis.

Westpac Chairman, Ted Evans, said St.George shareholders would receive an attractive premium and that both St.George and Westpac shareholders would benefit from the growth opportunities provided by the merger.

“St.George and Westpac are two highly successful banks, but we believe that the merged group would be stronger by harnessing the strength of each, while maintaining their unique identities and market positions.

 “The merger continues Westpac’s focus on Australia and New Zealand and would help Westpac achieve its strategic priorities sooner — building greater strength in distribution and transforming our operations through the integration process.

“We have also continued Westpac’s disciplined approach to transactions. The proposal we have put to the St.George Board would create a more valuable organisation for Westpac shareholders on day one and be cash EPS accretive by year three,” Mr Evans said.

St.George Chairman, John Curtis, said: “The Board believes the partnership will create significant value for St.George shareholders by allowing the bank to benefit from a stronger financial base of a much larger group while preserving its unique relationship with its customers across Australia. In addition, St.George will bring a number of benefits to this partnership.”

Westpac CEO, Gail Kelly said that Westpac believes this is a unique opportunity to bring these businesses together in a way that enhances the strength of each organisation and provides opportunities for growth.

“It would create Australia’s leading financial institution with regard to meeting customer needs, distribution, strong brands, scale, financial strength and the best products,” Mrs Kelly said.

“For customers it would make it more convenient to access customer touch points, including the largest distribution network with over 1,200 branches and in-stores as well as more than 2,700 ATMs.

“It would also provide greater diversity and choice of products from both organisations. This would ensure that the best of each bank’s product and service capabilities can be extended across customer segments, driving significant revenue growth.”

Mrs Kelly said the combined strength would enable the group to more effectively compete while sharing investment across a broader customer base.

 “The increased scale and integration of operations would drive further investment in our back office processes ensuring more reliable, consistent and improved customer service,” she added.

St.George CEO, Paul Fegan, said this is an exciting opportunity to grow the St.George brand and provide greater access for its customers.

 “ The Group’s financial position, as evidenced recently, has been strengthened while delivering a record profit. This is underpinned by leading customer advocacy and cost efficiencies. St.George is a well loved brand which has deep roots into the communities in which it operates. Under the merger this community commitment would continue, and the ability of our customers to access our leading products and service is expected to be enhanced,” Mr Fegan said.

Both companies have leading reputations around employee policies and benefits.     St.George and Westpac are both leaders in their community programs and it is expected that these programs would be maintained and enhanced through the merger.

Next steps

A merger implementation agreement is currently being negotiated. After that agreement is signed St.George shareholders will receive an explanatory memorandum (including an independent expert’s report) and vote on the merger.

Further details on an anticipated transaction timetable will be provided in due course.

Westpac has engaged Caliburn Partnership as financial adviser and Gilbert + Tobin as legal adviser. St.George is being advised by UBS as financial adviser and Allens Arthur Robinson as legal adviser.

Westpac shareholders with any enquiries should contact the shareholder information line on 1800 609 723 or from outside Australia + 61 2 8280 7712. St.George shareholders should call the share registry on 1800 804 457 or  +61 3 9415 4000 with any questions.

Ends.

For Further Information

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443
Mb: 0419 683 411	Mb: 0416 275 273

Jeremy Griffith	Lara Daniels
Media Relations	Media Relations
St.George Bank	St.George Bank
Ph: 02 9236 1328	Ph: 02 9236 1508
Mb: 0411 259 432	Mb: 0419 226 449

Attachment — Exclusivity Arrangements in Process Agreement

1.                                     Exclusivity

1.1                              No-shop restriction

(a)                                  During the term of this Agreement, St.George must ensure that neither it nor any of its Representatives directly or indirectly solicits, invites, facilitates, encourages or initiates any enquiries, negotiations or discussions, or communicates any intention to do any of these things, with a view to obtaining any expression of interest, offer or proposal from any person in relation to a Competing Transaction.

(b)                                 Nothing in paragraph (a) prevents St.George from continuing to make normal presentations to, and to respond to, enquiries from, brokers, portfolio investors and analysts in the ordinary course in relation to the Scheme or its business generally.

1.2                              No-talk restriction

Subject always to clause 1.5, during the term of this Agreement, St.George must ensure that neither it nor any of its Representatives negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a Competing Transaction, even if:

(a)                                  that person’s Competing Transaction was not directly or indirectly solicited, initiated, or encouraged by St.George or any of its Representatives; or

(b)                                 that person has publicly announced their Competing Transaction.

1.3                              No due diligence

Without limiting the general nature of clause 1.2 but subject always to clause 1.5, during the term of this Agreement, St.George must not:

(a)                                  solicit, invite, facilitate or encourage any party (other than Westpac or its Representatives) to undertake a due diligence investigation on St.George or any of its related bodies corporate; or

(b)                                 make available to any person (other than Westpac or its Representatives) or permit any such person to receive any non-public information relating to St.George or any of its related bodies corporate.

This clause 1.3 does not prevent St.George providing information to the ASX or St.George’s auditors and advisers acting in that capacity in the ordinary course of business or to otherwise effect the negotiation and entry into the Merger Implementation Agreement.

1.4                              Notification

Subject always to clause 1.5, during the term of this Agreement, St.George must immediately inform Westpac if St.George is approached by any person to engage in any activity that would breach its obligations in clauses 1.1, 1.2 or 1.3 (or would breach its obligations in clauses 1.1, 1.2 or 1.3 if it were not for clause 1.5) and as soon as reasonably practicable provide in writing to Westpac:

(a)                                  the identity of that person; and

(b)                                 details of the expression of interest and/or proposal or proposed Competing Transaction made by the person making the approach.

1.5                              Exceptions

The restrictions in clauses 1.2 and 1.3 and the notification obligations in clause 1.4 do not apply to the extent that they restrict St.George or the St.George Board from taking or refusing to take any action with respect to a bona fide Competing Transaction (which was not encouraged, solicited, invited, facilitated or initiated by St.George or the St.George Board in contravention of clause 1.1), or to the extent that they require St.George to provide the notification referred to in clause 1.4, provided that the St.George Board has determined, in good faith and acting reasonably, after having obtained written advice from its legal and, if appropriate, its financial advisers, that:

(a)                                  the Competing Transaction is a superior proposal to the Scheme, or would be a superior proposal to the Scheme if it is proposed; and

(b)                                 failing to respond to such bona fide Competing Transaction or providing the notification referred to in clause 1.4 (as applicable) would be likely to constitute a breach of the St.George Directors’ fiduciary or statutory obligations.

2.                                     Definitions

Competing Transaction means a transaction, which if completed, would mean a person (other than Westpac or a related body corporate of Westpac) would:

(a)                                  directly or indirectly, acquire an interest, a relevant interest in or become the holder of:

(i)                                    more than 50% of the St.George Shares or more than 50% of the shares in any of St.George’s material subsidiaries; or

(ii)                                 the whole or a material part of the business or property of St.George or any of its subsidiaries;

(b)                                 acquire control of St.George, within the meaning of section 50AA of the Corporations Act; or

(c)                                  otherwise acquire or merge (including by way of a reverse takeover bid or dual listed companies structure) with St.George.

For the purposes of paragraph (a)(i) above, a subsidiary of St.George will be a material subsidiary if:

(1)                                  the business or property of the subsidiary contributes 50% or more of the consolidated net profit after tax of St.George; or

(2)                                  the business or property of the subsidiary represents 50% or more of the total consolidated assets of St.George.

For the purposes of paragraph (a)(ii) above, the acquisition of an interest in the business or property of St.George or any of its subsidiaries will be material if:

(1)                                  the relevant business or property contributes 50% or more of the consolidated net profit after tax of St.George; or

(2)                                  the business or property represents 50% or more of the total consolidated assets of St.George.

Representative means, in relation to a party:

(a)                                  a related body corporate (as defined in the Corporations Act) of the party;

(b)                                 a director, officer or employee of the party or any of the party’s Related Bodies Corporate; or

(c)                                  an adviser to the party or any of the party’s Related Bodies Corporate, where an “adviser” means, in relation to an entity, a financier, financial adviser, corporate adviser, legal adviser, or technical or other expert adviser or consultant who provides advisory services in a professional capacity to the market in general and who has been engaged by that entity.